  Exhibit 99.10

Ind AS Consolidated

 INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at June 30, 2020, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the principles laid down in the Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34’) prescribed under section 133 of the Act read and other accounting principles generally accepted in India, of the state of affairs of the Group as at June 30, 2020, the profit and total comprehensive income, changes in equity and its cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Emphasis of Matter

As described in Note 2.21 to the interim condensed consolidated financial statements, the Company has responded to inquiries from Indian regulatory authorities relating to whistle blower allegations. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: July 15, 2020	(Membership No.039826) UDIN: 20039826AAAAFK4870

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months ended June 30, 2020

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates and judgments
2. Notes to the interim condensed consolidated financial statements
2.1 Property, plant and equipment
2.2 Goodwill
2.3 Investments
2.4 Loans
2.5 Other financial assets
2.6 Trade receivables
2.7 Cash and cash equivalents
2.8 Earmarked bank balance for dividend
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Reconciliation of basic and diluted shares used in computing earnings per share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Business Combination
2.25 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	June 30, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	2.1	12,440	12,435
Right-of-use assets	2.19	3,997	4,168
Capital work-in-progress		1,094	954
Goodwill	2.2	5,369	5,286
Other intangible assets		1,851	1,900
Financial assets:
Investments	2.3	6,440	4,137
Loans	2.4	19	21
Other financial assets	2.5	699	737
Deferred tax assets (net)		1,496	1,744
Income tax assets (net)		5,458	5,384
Other non-current assets	2.9	1,259	1,426
Total non-current assets		40,122	38,192
Current assets
Financial assets:
Investments	2.3	2,805	4,655
Trade receivables	2.6	18,778	18,487
Cash and cash equivalents	2.7	18,993	18,649
Earmarked bank balance for dividend	2.8	4,046	–
Loans	2.4	149	239
Other financial assets	2.5	6,401	5,457
Income tax assets (net)		7	7
Other Current assets	2.9	7,138	7,082
Total current assets		58,317	54,576
Total assets		98,439	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,122	2,122
Other equity		63,951	63,328
Total equity attributable to equity holders of the Company		66,073	65,450
Non-controlling interests		438	394
Total equity		66,511	65,844
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	3,865	4,014
Other financial liabilities	2.12	802	807
Deferred tax liabilities (net)		930	968
Other non-current liabilities	2.13	438	279
Total non-current liabilities		6,035	6,068
Current liabilities
Financial Liabilities
Trade payables		2,762	2,852
Lease liabilities	2.19	657	619
Other financial liabilities	2.12	13,861	10,481
Other current liabilities	2.13	5,819	4,842
Provisions	2.14	633	572
Income tax liabilities (net)		2,161	1,490
Total current liabilities		25,893	20,856
Total equity and liabilities		98,439	92,768

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss	Note No.	Three months ended June 30,
		2020	2019
Revenue from operations	2.16	23,665	21,803
Other income, net	2.17	475	736
Total income		24,140	22,539
Expenses
Employee benefit expenses	2.18	13,604	12,302
Cost of technical sub-contractors		1,626	1,640
Travel expenses		116	827
Cost of software packages and others	2.18	893	617
Communication expenses		163	127
Consultancy and professional charges		262	291
Depreciation and amortisation expenses		756	681
Finance cost		48	40
Other expenses	2.18	880	847
Total expenses		18,348	17,372
Profit before tax		5,792	5,167
Tax expense:
Current tax	2.15	1,321	1,460
Deferred tax	2.15	199	(95)
Profit for the period		4,272	3,802
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net		147	(17)
Equity instruments through other comprehensive income, net		(1)	3
		146	(14)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(6)	(24)
Exchange differences on translation of foreign operations		164	25
Fair value changes on investments, net		54	16
		212	17
Total other comprehensive income /(loss), net of tax		358	3
Total comprehensive income for the period		4,630	3,805
Profit attributable to:
Owners of the Company		4,233	3,798
Non-controlling interests		39	4
		4,272	3,802
Total comprehensive income attributable to:
Owners of the Company		4,586	3,798
Non-controlling interests		44	7
		4,630	3,805
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		9.98	8.83
Diluted ()		9.97	8.82
Weighted average equity shares used in computing earnings per equity share	2.20
Basic		4,241,101,049	4,302,176,860
Diluted		4,246,278,846	4,308,286,160

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the three months ended June 30, 2019
Profit for the period	–	–	3,798	–	–	–	–	–	–	–	–	–	–	3,798	4	3,802
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	(17)	(17)	–	(17)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	3	–	–	–	3	–	3
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)	–	(24)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	22	–	–	22	3	25
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	16	16	–	16
Total Comprehensive income for the period	–	–	3,798	–	–	–	–	–	–	3	22	(24)	(1)	3,798	7	3,805
Share based payments to employees (Refer to note 2.11)	–	1	–	–	–	–	–	–	–	–	–	–	–	1	–	1
Shares issued on exercise of employee stock options - after bonus issue	–	–	–	–	–	63	–	–	–	–	–	–	–	63	–	63
Buyback of equity shares	(33)	–	(4,694)	–	(1,533)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback *	–	–	–	–	(7)	–	–	–	–	–	–	–	–	(7)	–	(7)
Amount transferred to capital redemption reserve upon buyback	–	–	–	–	(33)	–	–	–	33	–	–	–	–	–	–	–
Exercise of stock options	–	12	–	–	–	(12)	–	–	–	–	–	–	–	–	–	–
Financial liability under option arrangements	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends (including dividend distribution tax)	–	–	(5,425)	–	–	–	–	–	–	–	–	–	–	(5,425)	–	(5,425)
Non-controlling interests on acquisition of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(572)	–	–	–	572	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	244	–	–	–	(244)	–	–	–	–	–	–	–	–	–
Balance as at June 30, 2019	2,137	162	48,809	54	1,139	278	2,898	6	94	75	864	(3)	(33)	56,480	376	56,856

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844
Changes in equity for the three months ended June 30, 2020
Profit for the period	–	–	4,233	–	–	–	–	–	–	–	–	–	–	4,233	39	4,272
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	147	147	–	147
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	(6)	–	(6)	–	(6)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	159	–	–	159	5	164
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	54	54	–	54
Total Comprehensive income for the period	–	–	4,233	–	–	–	–	–	–	(1)	159	(6)	201	4,586	44	4,630
Shares issued on exercise of employee stock options	–	3	–	–	–	–	–	–	–	–	–	–	–	3	–	3
Employee stock compensation expense (refer to note 2.11)	–	–	–	–	–	63	–	–	–	–	–	–	–	63	–	63
Exercise of stock options	–	37	–	–	–	(37)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	(4,029)	–	–	–	–	–	–	–	–	–	–	(4,029)	–	(4,029)
Transfer to general reserve	–	–	(1,554)	–	1,554	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(731)	–	–	–	731	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	314	–	–	–	(314)	–	–	–	–	–	–	–	–	–
Balance as at June 30, 2020	2,122	322	54,542	54	2,713	322	4,487	6	111	38	1,366	(21)	11	66,073	438	66,511

* Net of tax

(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Three months ended June 30,
		2020	2019
Cash flow from operating activities
Profit for the period		4,272	3,802
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	1,520	1,365
Depreciation and amortization		756	681
Interest and dividend income	2.17	(381)	(474)
Finance cost		48	40
Impairment loss recognized / (reversed) under expected credit loss model		99	49
Exchange differences on translation of assets and liabilities		24	14
Stock compensation expense	2.11	76	64
Other adjustments		19	(70)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(436)	(679)
Loans, other financial assets and other assets		86	(152)
Trade payables		(89)	(1,020)
Other financial liabilities, other liabilities and provisions		393	1,213
Cash generated from operations		6,387	4,833
Income taxes paid		(717)	(801)
Net cash generated by operating activities		5,670	4,032
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(417)	(1,004)
Loans to employees		–	16
Deposits placed with corporation		(121)	34
Interest and dividend received		376	426
Payment towards acquisition of business, net of cash acquired		–	(511)
Payment of contingent consideration pertaining to acquisition of business		(150)	–
Redemption of escrow pertaining to Buyback		–	207
Other receipts		12	–
Payments to acquire Investments
Tax free bonds and government bonds		–	(19)
Liquid mutual funds and fixed maturity plan securities		(5,050)	(10,071)
Non convertible debentures		–	(52)
Government securities		(3,076)	(694)
Commercial paper		–	500
Others		(1)	(16)
Proceeds on sale of Investments
Tax free bonds and government bonds		–	18
Non-convertible debentures		345	282
Government securities		822	908
Certificates of deposit		250	625
Liquid mutual funds and fixed maturity plan securities		5,785	10,796
Preference and equity securities		–	13
Others		22	–
Net cash used in investing activities		(1,203)	1,458
Cash flows from financing activities:
Payment of lease liabilities		(139)	(141)
Payment of dividends (including dividend distribution tax)		–	(4,495)
Shares issued on exercise of employee stock options		3	1
Buyback of equity shares including transaction cost		–	(4,762)
Net cash used in financing activities		(136)	(9,397)
Net increase / (decrease) in cash and cash equivalents		4,331	(3,907)
Cash and cash equivalents at the beginning of the period	2.7	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents		59	(19)
Cash and cash equivalents at the end of the period		23,039	15,642
Supplementary information:
Restricted cash balance	2.7	387	383
Closing cash and cash equivalents as per consolidated statement of cash flows		23,039	15,642
Less: Earmarked bank balance for dividend	2.8	(4,046)	–
Closing cash and cash equivalents as per Consolidated Balance Sheet	2.7	18,993	15,642

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on July 15, 2020.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2020. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.1).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins.

f. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts. (Refer to Note no. 2.19)

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.
(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	69	39	14	14	346	12	16	–	510
Deletions	–	–	(1)	(3)	(10)	(2)	(8)	–	(24)
Translation difference	–	2	–	–	7	–	2	–	11
Gross carrying value as at June 30, 2020	1,387	10,057	3,198	1,276	7,019	2,083	1,073	45	26,138
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(95)	(76)	(32)	(206)	(57)	(43)	(2)	(511)
Accumulated depreciation on deletions	–	–	1	3	10	2	8	–	24
Translation difference	–	(1)	–	–	(4)	–	–	–	(5)
Accumulated depreciation as at June 30, 2020	–	(3,380)	(2,220)	(963)	(5,085)	(1,435)	(585)	(30)	(13,698)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at June 30, 2020	1,387	6,677	978	313	1,934	648	488	15	12,440

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2019 are as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	–	–	164	90	30	211	122	106	2	725
Additions - Business Combination	–	–	–	–	–	60	8	2	–	70
Deletions	–	–	–	–	(5)	(30)	(3)	(1)	–	(39)
Reclassified on account of adoption of Ind AS 116	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	(16)	(1)	–	(1)	–	(3)	–	(21)
Gross carrying value as at June 30, 2019	1,307	–	9,074	2,798	1,126	6,086	1,747	843	40	23,021
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(84)	(72)	(30)	(219)	(54)	(32)	(1)	(492)
Accumulated depreciation on deletions	–	–	–	–	5	30	3	1	–	39
Reclassified on account of adoption of Ind AS 116	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	2	1	–	–	–	1	–	4
Accumulated depreciation as at June 30, 2019	–	–	(3,009)	(1,912)	(838)	(4,381)	(1,221)	(444)	(23)	(11,828)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at June 30, 2019	1,307	–	6,065	886	288	1,705	526	399	17	11,193

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.2 GOODWILL

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Carrying value at the beginning	5,286	3,540
Goodwill on Hipus acquisition	–	108
Goodwill on Stater acquisition	–	399
Goodwill on Simplus acquisition	–	983
Translation differences	83	256
Carrying value at the end	5,369	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3 INVESTMENTS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	101	101
Equity instruments	1	1
	102	102
Investments carried at fair value through profit and loss
Preference securities	9	9
Others (1)	55	54
	64	63
Quoted
Investments carried at amortized cost
Tax free bonds	1,825	1,825
Government Bonds	21	21
	1,846	1,846
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,439	1,462
Government securities	2,989	664
	4,428	2,126
Total non-current investments	6,440	4,137
Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,181	2,104
	1,181	2,104
Investments carried at fair value through other comprehensive income
Certificates of deposit	894	1,126
	894	1,126
Quoted
Investments carried at fair value through profit and loss
Fixed maturity plan securities	98	489
	98	489
Investments carried at fair value through other comprehensive income
Non convertible debentures	632	936
	632	936
Total current investments	2,805	4,655
Total investments	9,245	8,792
Aggregate amount of quoted investments	7,004	5,397
Market value of quoted investments (including interest accrued), current	729	1,425
Market value of quoted investments (including interest accrued), non current	6,644	4,268
Aggregate amount of unquoted investments	2,241	3,395
Investments carried at amortized cost	1,846	1,846
Investments carried at fair value through other comprehensive income	6,056	4,290
Investments carried at fair value through profit or loss	1,343	2,656

(1)	Uncalled capital commitments outstanding as at June 30, 2020 and March 31, 2020 was 60 crore and 61 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		June 30, 2020	March 31, 2020
Liquid mutual fund units	Quoted price	1,181	2,104
Fixed maturity plan securities	Market observable inputs	98	489
Tax free bonds and government bonds	Quoted price and market observable inputs	2,243	2,144
Non-convertible debentures	Quoted price and market observable inputs	2,071	2,398
Government securities	Quoted price	2,989	664
Certificate of deposits	Market observable inputs	894	1,126
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	102	102
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	9	9
Others	Discounted cash flows method, Market multiples method, Option pricing model	55	54
Total		9,642	9,090

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4 LOANS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non Current
Unsecured, considered good
Other loans
Loans to employees	19	21
	19	21
Unsecured, considered doubtful
Other loans
Loans to employees	25	30
	44	51
Less: Allowance for doubtful loans to employees	25	30
Total non-current loans	19	21
Current
Unsecured, considered good
Other loans
Loans to employees	149	239
Total current loans	149	239
Total loans	168	260

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non Current
Security deposits (1)	50	50
Rental deposits (1)	212	221
Net investment in sublease of right of use asset (1)	388	398
Restricted deposits(1)*	36	55
Others (1)	13	13
Total non-current other financial assets	699	737
Current
Security deposits (1)	5	8
Rental deposits (1)	36	27
Restricted deposits (1)*	1,936	1,795
Unbilled revenues (1)#	3,021	2,796
Interest accrued but not due (1)	463	474
Foreign currency forward and options contracts (2) (3)	88	62
Net investment in sublease of right of use asset (1)	36	35
Others (1)**	816	260
Total current other financial assets	6,401	5,457
Total other financial assets	7,100	6,194
(1) Financial assets carried at amortized cost	7,012	6,132
(2) Financial assets carried at fair value through other comprehensive income	13	9
(3) Financial assets carried at fair value through profit or loss	75	53

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.
**	Other receivables includes 602 crore towards redemption of mutual funds.
#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.6 TRADE RECEIVABLES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Unsecured
Considered good (1)	18,778	18,487
Considered doubtful	646	557
	19,424	19,044
Less: Allowance for credit loss	646	557
Total trade receivables	18,778	18,487
(1) Includes dues from companies where directors are interested	–	–

2.7 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Balances with banks
In current and deposit accounts	13,047	12,288
Cash on hand	–	–
Others
Deposits with financial institutions	5,946	6,361
Total cash and cash equivalents	18,993	18,649
Balances with banks in unpaid dividend accounts	30	30
Deposit with more than 12 months maturity	8,417	6,895
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at June 30, 2020 and March 31, 2020 include restricted cash and bank balances of 387 crore and 396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.8 EARMARKED BANK BALANCE FOR DIVIDEND

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Earmarked bank balance for dividend	4,046	–
Total	4,046	–

The Board of Directors in their meeting held on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020. Earmarked bank balance for dividend represents cash which is deposited in a designated bank account only for payment of final dividend for financial year ended March 31, 2020.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non Current
Capital advances	243	310
Advances other than capital advances
Others
Withholding taxes and others	778	777
Prepaid gratuity	93	151
Prepaid expenses	72	87
Deferred Contract Cost	73	101
Total Non-Current other assets	1,259	1,426
Current
Advances other than capital advances
Payment to vendors for supply of goods	148	145
Others
Unbilled revenues #	4,145	4,325
Withholding taxes and others	1,799	1,583
Prepaid expenses	961	968
Deferred Contract Cost	52	33
Other receivables	33	28
Total Current other assets	7,138	7,082
Total other assets	8,397	8,508

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at June 30 2020, Cenvat recoverable includes 372 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7	18,993	–	–	–	–	18,993	18,993
Earmarked bank balance for dividend (Refer Note no. 2.8)	4,046	–	–	–	–	4,046	4,046
Investments (Refer Note no. 2.3)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,243(1)
Liquid mutual fund units	–	–	1,181	–	–	1,181	1,181
Non convertible debentures	–	–	–	–	2,071	2,071	2,071
Government securities	–	–	–	–	2,989	2,989	2,989
Certificates of deposit	–	–	–	–	894	894	894
Other investments	–	–	55	–	–	55	55
Fixed maturity plan securities	–	–	98	–	–	98	98
Trade receivables (Refer Note no. 2.6)	18,778	–	–	–	–	18,778	18,778
Loans (Refer Note no. 2.4)	168	–	–	–	–	168	168
Other financials assets (Refer Note no. 2.5)(3)	7,012	–	75	–	13	7,100	7,011(2)
Total	50,843	–	1,418	102	5,967	58,330	58,638
Liabilities:
Trade payables	2,762	–	–	–	–	2,762	2,762
Lease liabilities	4,522	–	–	–	–	4,522	4,522
Financial Liability under option arrangements	–	–	666	–	–	666	666
Other financial liabilities (Refer Note no. 2.12)	11,767	–	236	–	33	12,036	12,036
Total	19,051	–	902	–	33	19,986	19,986

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 89 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	18,649	–	–	–	–	18,649	18,649
Investments (Refer Note no. 2.3)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer Note no. 2.6)	18,487	–	–	–	–	18,487	18,487
Loans (Refer Note no. 2.4)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.5)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements	–	–	621	–	–	621	621
Other financial liabilities (Refer Note no. 2.12)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at June 30, 2020:

(In crore)

Particulars	As at June 30, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.3)	1,181	1,181	–	–
Investments in tax-free bonds (Refer Note no. 2.3)	2,219	1,520	699	–
Investments in government bonds (Refer Note no. 2.3)	24	24	–	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,071	1,156	915	–
Investments in certificates of deposit (Refer Note no. 2.3)	894	–	894	–
Investment in Government securities (Refer Note no. 2.3)	2,989	2,989	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.3)	98	–	98	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	110	–	–	110
Other investments (Refer Note no. 2.3)	55	–	–	55
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.5)	88	–	88	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer Note no. 2.12)	84	–	84	–
Financial liability under option arrangements	666	–	–	666
Liability towards contingent consideration (Refer note no. 2.12)(1)	185	–	–	185

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the three months ended June 30, 2020, tax free bonds and non-convertible debentures of 118 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 1,184 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.3)	2,104	2,104	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,122	1,960	162	–
Investments in government bonds (Refer Note no. 2.3)	22	22	–	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,398	2,032	366	–
Investments in certificates of deposit (Refer Note no. 2.3)	1,126	–	1,126	–
Investment in Government securities (Refer Note no. 2.3)	664	664	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.3)	489	–	489	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	110	–	–	110
Other investments (Refer Note no. 2.3)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.5)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer Note no. 2.12)	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration (Refer note no. 2.12)(1)	340	–	–	340

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognised in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2020	March 31, 2020
Authorized
Equity shares, 5 par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,122	2,122
4,24,13,45,393 (4,24,07,53,210) equity shares fully paid-up(2)
	2,122	2,122

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.20 for details of basic and diluted shares

(2) Net of treasury shares 1,78,09,235 (1,82,39,356)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

Capital allocation policy

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at June 30, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Three months ended June 30,
	2020	2019
Final dividend for fiscal 2019	–	10.50
Final dividend for fiscal 2020	9.50	–

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020 which will result in a cash outflow of 4,029 crore, excluding dividend paid on treasury shares. Payment date for the dividend is July 3, 2020

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2020 and March 31, 2020 are as follows:

(In crore, except as stated otherwise)

Particulars	As at June 30, 2020		As at March 31, 2020
	Shares	Amount	Shares	Amount
As at the beginning of the period	424,07,53,210	2,122	433,59,54,462	2,170
Add: Shares issued on exercise of employee stock options	592,183	–	2,666,014	1
Less: Shares bought back	–	–	97,867,266	49
As at the end of the period	424,13,45,393	2,122	424,07,53,210	2,122

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognised as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 17,809,235 and 18,239,356 shares as at June 30, 2020 and March 31, 2020, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at June 30, 2020 and March 31, 2020 resepctively.

The following is the summary of grants during the three months ended June 30, 2020 and June 30, 2019:

Particulars	2019 Plan		2015 Plan
	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Equity Settled RSU
KMPs	207,808	187,793	204,097	212,096
Employees other than KMP	–	–	24,600	12,200
	207,808	187,793	228,697	224,296

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMPs

Under the 2015 plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended June 30,
	2020	2019
Granted to:
KMP	17	18
Employees other than KMP	59	46
Total (1)	76	64
(1) Cash-settled stock compensation expense included above	13	1

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	674	8.93	728	10.52
Exercise price ()/ ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	29-42	29-42	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.2-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ADS)	563	8.23	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Others
Accrued compensation to employees (1)	25	22
Compensated absences	51	38
Financial liability under option arrangements (2)	666	621
Payable for acquisition of business (2)
Contingent consideration	54	121
Other Payables (1)	6	5
Total non-current other financial liabilities	802	807
Current
Unpaid dividends (1)	30	30
Others
Accrued compensation to employees (1)	3,353	2,958
Accrued expenses (1)	3,880	3,921
Retention monies (1)	63	72
Payable for acquisition of business
Contingent consideration (2)	131	219
Payable by controlled trusts (1)	179	188
Compensated absences	1,910	1,832
Foreign currency forward and options contracts (2)(3)	84	491
Capital creditors (1)	477	280
Final dividend payable to shareholders*	3,561	–
Other payables (1)	193	490
Total current other financial liabilities	13,861	10,481
Total other financial liabilities	14,663	11,288
(1) Financial liability carried at amortized cost	11,767	7,966
(2) Financial liability carried at fair value through profit or loss	902	1,432
(3) Financial liability carried at fair value through other comprehensive income	33	20
Contingent consideration on undiscounted basis	208	367

*	Pertains to final dividend declared by the Company for fiscal 2020 and approved by the shareholders on June 27, 2020. Payment date for dividend is July 3, 2020 (refer note no. 2.11)

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Others
Withholding taxes and others	249	–
Deferred income - government grants	42	43
Accrued gratuity	34	28
Accrued provident fund liability	92	185
Deferred income	20	21
Others	1	2
Total non-current other liabilities	438	279
Current
Unearned revenue	3,099	2,990
Client deposit	21	18
Others
Withholding taxes and others (1)	2,659	1,759
Tax on dividend	–	–
Accrued gratuity	3	3
Accrued provident fund liability	–	64
Deferred income - government grants	31	2
Others	6	6
Total current other liabilities	5,819	4,842
Total other liabilities	6,257	5,121

(1)	Includes withholding tax of 470 crore on final dividend payable to shareholders for fiscal 2020 (refer note no. 2.11)

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Others
Post-sales client support and other provisions	633	572
Total provisions	633	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Current taxes	1,321	1,460
Deferred taxes	199	(95)
Income tax expense	1,520	1,365

Income tax expense for the three months ended June 30, 2020 and June 30, 2019 includes reversal (net of provisions) of 131 crore and 43 crore, respectively. These reversals pertain to prior periods on account of completion of audits in certain jurisdiction.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Profit before income taxes	5,792	5,167
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	2,024	1,806
Tax effect due to non-taxable income for Indian tax purposes	(547)	(572)
Overseas taxes	172	190
Tax provision (reversals)	(131)	(43)
Effect of exempt non-operating income	(9)	(11)
Effect of unrecognized deferred tax assets	17	17
Effect of differential tax rates	(28)	(9)
Effect of non-deductible expenses	38	21
Branch profit tax (net of credits)	(8)	(29)
Others	(8)	(5)
Income tax expense	1,520	1,365

The applicable Indian corporate statutory tax rate for the three months ended June 30, 2020 and June 30, 2019 is 34.94% each.

Deferred income tax for the three months ended June 30, 2020 and June 30, 2019 substantially relates to origination and reversal of temporary differences.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of profit and loss.

Revenues for the three months ended June 30, 2020 and June 30, 2019 are as follows:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Revenue from software services	22,019	20,569
Revenue from products and platforms	1,646	1,234
Total revenue from operations	23,665	21,803

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended June 30, 2020 and June 30, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	4,374	2,176	1,815	1,713	1,298	1,946	1,048	171	14,541
	4,033	2,224	1,881	1,562	1,176	1,595	840	113	13,424
Europe	1,535	1,018	628	1,037	885	31	495	55	5,684
	1,338	989	450	994	821	41	474	37	5,144
India	369	9	57	3	15	72	8	152	685
	298	11	30	1	20	37	5	104	506
Rest of the world	1,179	188	665	274	58	14	24	353	2,755
	1,187	211	643	276	82	6	22	302	2,729
Total	7,457	3,391	3,165	3,027	2,256	2,063	1,575	731	23,665
	6,856	3,435	3,004	2,833	2,099	1,679	1,341	556	21,803
Revenue by offerings
Digital	3,426	1,613	1,496	1,320	1,028	868	566	216	10,533
	2,505	1,422	1,071	971	765	583	364	108	7,789
Core	4,031	1,778	1,669	1,707	1,228	1,195	1,009	515	13,132
	4,351	2,013	1,933	1,862	1,334	1,096	977	448	14,014
Total	7,457	3,391	3,165	3,027	2,256	2,063	1,575	731	23,665
	6,856	3,435	3,004	2,833	2,099	1,679	1,341	556	21,803

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months ended June 30, 2020 and June 30, 2019 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	34	36
Deposit with Bank and others	257	322
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	89	115
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	–
Gain / (loss) on liquid mutual funds and other investments	24	65
Income on investments carried at fair value through other comprehensive income	27	16
Interest income on income tax refund	–	9
Exchange gains/ (losses) on foreign currency forward and options contracts	46	140
Exchange gains/ (losses) on translation of assets and liabilities	(32)	(45)
Miscellaneous income, net	29	78
Total other income	475	736

2.18 EXPENSES

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Employee benefit expenses
Salaries including bonus	13,189	11,896
Contribution to provident and other funds	289	274
Share based payments to employees (Refer note no. 2.11)	76	64
Staff welfare	50	68
	13,604	12,302
Cost of software packages and others
For own use	292	232
Third party items bought for service delivery to clients	601	385
	893	617
Other expenses
Repairs and maintenance	345	360
Power and fuel	35	60
Brand and marketing	59	138
Short-term leases (Refer to Note 2.19)	24	20
Rates and taxes	55	37
Consumables	24	16
Insurance	30	19
Provision for post-sales client support and others	6	(9)
Commission to non-whole time directors	1	2
Impairment loss recognized / (reversed) under expected credit loss model	99	52
Contributions towards Corporate Social responsibility	120	68
Others	82	84
	880	847

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions*	–	(17)	8	30	21
Deletions	–	(58)	–	–	(58)
Depreciation	(1)	(145)	(3)	(5)	(154)
Translation difference	–	20	–	–	20
Balance as of June 30, 2020	625	3,285	20	67	3,997

* Net of lease incentives of 50 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2019:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Vehicles
Balance as of April 1, 2019	–	2,898	9	2,907
Reclassified on account of adoption of Ind AS 116	634	–	–	634
Additions	–	117	2	119
Additions through business combination	–	177	10	187
Depreciation	(2)	(121)	(2)	(125)
Translation difference	(2)	8	1	7
Balance as of June 30, 2019	630	3,079	20	3,729

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current lease liabilities	657	619
Non-current lease liabilities	3,865	4,014
Total	4,522	4,633

2.20 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,631	3,583
[Amount paid to statutory authorities 5,353 crore (5,353 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,024	1,365
Other commitments*	60	61

* Uncalled capital pertaining to investments

(1)	As at June 30, 2020, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,372 crore. The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,352 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2020 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2020, the following are the changes in the subsidiaries:

-	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Simplus U.K. Ltd and Simplus Ireland Ltd from Simplus Europe Ltd

Change in key management personnel

The following are the changes in the key management personnel:

- D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

- Uri Levine (appointed as an independent director effective April 20, 2020)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	33	31
Commission and other benefits to non-executive/independent directors	1	2
Total	34	33

(1)	Total employee stock compensation expense for the three months ended June 30, 2020 and June 30, 2019 includes a charge of 17 crore and 18 crore, respectively, towards key managerial personnel. (Refer to note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services .

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended June 30, 2020 and June 30, 2019:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	7,457	3,391	3,165	3,027	2,256	2,063	1,575	731	23,665
	6,856	3,435	3,004	2,833	2,099	1,679	1,341	556	21,803
Identifiable operating expenses	3,904	1,593	1,902	1,553	1,283	1,128	799	467	12,629
	3,682	1,741	1,788	1,504	1,192	1,023	781	330	12,041
Allocated expenses	1,552	750	642	623	467	337	300	244	4,915
	1,460	662	594	605	494	286	282	221	4,604
Segmental operating income	2,001	1,048	621	851	506	598	476	20	6,121
	1,714	1,032	622	724	413	370	278	5	5,158
Unallocable expenses									756
									687
Other income, net (Refer to note 2.17)									475
									736
Finance cost									48
									40
Profit before tax									5,792
									5,167
Income tax expense									1,520
									1,365
Net Profit									4,272
									3,802
Depreciation and amortization expense									756
									681
Non-cash expenses other than depreciation and amortization									6

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2020 and June 30, 2019.

2.24 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.25 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended June 30,
		2020	2019
Revenue from operations	2.16	23,665	21,803
Cost of Sales		15,703	14,779
Gross profit		7,962	7,024
Operating expenses
Selling and marketing expenses		1,146	1,174
General and administration expenses		1,451	1,379
Total operating expenses		2,597	2,553
Operating profit		5,365	4,471
Other income, net	2.17	475	736
Finance cost		48	40
Profit before tax		5,792	5,167
Tax expense:
Current tax	2.15	1,321	1,460
Deferred tax	2.15	199	(95)
Profit for the period		4,272	3,802
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		147	(17)
Equity instruments through other comprehensive income, net		(1)	3
		146	(14)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(6)	(24)
Exchange differences on translation of foreign operations, net		164	25
Fair value changes on investments, net		54	16
		212	17
Total other comprehensive income / (loss), net of tax		358	3
Total comprehensive income for the period		4,630	3,805
Profit attributable to:
Owners of the Company		4,233	3,798
Non-controlling interests		39	4
		4,272	3,802
Total comprehensive income attributable to:
Owners of the Company		4,586	3,798
Non-controlling interests		44	7
		4,630	3,805

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru July 15, 2020